May 8, 2012

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Amendment to Form 8-K

Filed April 5, 2012

File No. 000-30402

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of April 24, 2012, pertaining to the Company’s Form 8-K/A (the “Form 8-K/A”) filed April 5, 2012 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 24, 2012.

Form 8-K/A, filed April 5, 2012

Security Ownership of Certain Beneficial Owners and Management, page 41

1.

Please review your table to ensure it is consistent and accurate. We note, for example, the 1.5 million shares held as a group by your officers and directors is reported as representing 41.2% of your shares while the 2 million shares held by Concord International represents 23%. Please advise or revise.

RESPONSE:  The 1.5 million shares reported in the Security Ownership of Certain Beneficial Owners and Management table was a typographical error.  We have revised this figure to reflect the correct number of shares held as a group by our officers and directors.  Further, we have reviewed and revised the entire table for the Form 8-K/A and Form 10-KT to ensure it is consistent and accurate.

Executive Compensation, page 51

2.

We note your response to comment seven from our letter dated March 15, 2012 and reissue. Please include the compensation received by Messrs. Faulkes and/or Reynolds from the Service Agreement in your Summary Compensation table and related discussions or advise. Clarify whether Messrs. Faulkes and/or Reynolds are involved with Research and/or The Dill Faulkes Educational Trust in any capacity other than director or receive any compensation, direct or indirect, through Research and/or The Dill Faulkes Educational Trust. In addition, please clarify whether Messrs. Faulkes and/or Reynolds have any ownership, control or other material relationship with Research and/or The Dill Faulkes Educational Trust, direct or indirect. Clarify whether Research and/or The Dill Faulkes Educational Trust provides any services to companies other than Volition, and its affiliates. Please provide clear disclosure as to why you believe the payments pursuant to the Service Agreement are not compensation. Similarly, provide an analysis as to why you believe the payments to Mining House would not be considered compensation to Messrs. Reynolds, and Rootsaert.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

RESPONSE: We have not made any revisions to the Summary Compensation table in regards to the agreements with Research or Mining House, as Messrs. Faulkes, Reynolds, and Rootsaert do not receive any compensation, directly or indirectly, pursuant to these agreements.  Neither Research nor Mining House operate for profit or pay any salary or other compensation to anyone, directly or indirectly, to perform services for Singapore Volition.

We have revised the Form 8-K/A and Form 10-KT on Pages 61 and 52, respectively, to include the following language in regards to the agreement with Research:

“On August 10, 2011, Singapore Volition entered into a service agreement (the “Service Agreement”) with Volition Research Limited (“Research”), a 100% subsidiary of The Dill Faulkes Educational Trust (“DFET”). DFET is a company limited by guarantee (with no share capital or shareholders) and a registered UK charity (Charity No. 1070864) established to give back to the community.  Since its inception in 1998, DFET has donated approximately $25 million USD (£15.9 million GBP) to initiate and support a number of major charitable projects, bursaries and scholarships approved by the DFET Trustees, including The Faulkes Telescope Project, Church Bell Projects and various educational programs.  Neither Research nor DFET provide any services to companies other than Singapore Volition, its subsidiaries and affiliates.  Dr. Martin Faulkes (current Director of VolitionRx Limited) is the benefactor of DFET and currently serves as director and chairman of DFET and as a director of Research.  Mr. Cameron Reynolds (current President, CEO and a Director of VolitionRX Limited) currently serves as director of Research but is not now, and never has been, involved with DFET in any other capacity.  Messrs. Faulkes and Reynolds do not have any ownership, control or other material relationship, directly or indirectly, with Research or DFET.  Further, neither Dr. Faulkes nor Mr. Reynolds receives any compensation, directly or indirectly, from Research or DFET pursuant to the Service Agreement, in exchange for their directorships to Research or DFET, or otherwise. The Service Agreement provides for Research to perform services for Singapore Volition for a period of five years for $21,000 USD per year for an aggregate of $105,000 USD.  Such services require Research to liaison with various medical institutions to promote and raise the profile of Singapore Volition through charitable donations, build and develop long-term relationships between UK and International cancer charities and Singapore Volition, and lobby government, health organization and other policy makers on behalf of Singapore Volition and promote the socially responsible ethos of Singapore Volition to ensure Singapore Volition focuses on its corporate social responsibilities to the community.  Research does not operate for profit and does not pay any salary or other compensation to anyone, directly or indirectly, to perform the services.   Dr. Martin Faulkes performs the services on behalf of Research, however as stated above, he does not receive any compensation in exchange.  During the fiscal years ended December 31, 2010 and December 31, 2011, Singapore Volition paid Research a total of $0 USD and $8,750 USD, respectively, for its services.”

We have revised the Form 8-K/A and Form 10-KT on Pages 62 and 53, respectively, to include the following language in regards to the agreement with Mining House:

“Mining House Limited (“Mining House”) provides consultancy and office support services to Singapore Volition for £1,450 GBP ($2,300 USD) per month commencing on November 1, 2010; Singapore Volition is required to pay for all reasonable expenses incurred by Mining House in providing these services.  Cameron Reynolds (current President, CEO and a Director of VolitionRx Limited), Rodney Rootsaert (current Secretary of VolitionRx Limited) and Laith Reynolds (former Director of Singapore Volition) serve as Directors of Mining House (Mr. Cameron Reynolds resigned September 30, 2011) but do not receive any compensation in exchange for their directorships. Further, Cameron Reynolds, Rodney Rootsaert and Laith Reynolds do not receive any compensation whatsoever, directly or indirectly, from Mining House.  Mining House does not currently provide any services to companies other than Singapore Volition, its subsidiaries and affiliates, but between 2006 and 2010 provided office support services to seven other companies.  Mining House does not operate for profit and does not pay any salary or other compensation to anyone, directly or indirectly, to perform the services.  Rodney Rootsaert performs the services on behalf of Mining House, however as stated above, he does not receive any compensation in exchange.  For the fiscal years ended December 31, 2010 and December 31, 2011, Singapore Volition paid approximately $9,950 USD (£6,300 GBP) and $40,250 USD (£25,000 GBP), respectively, to Mining House.  The amounts paid by Singapore Volition to Mining House per month are used to cover Mining House’s overhead costs and the hard costs and expenses incurred by Mining House in performing the consultancy and office support services including the costs of European mobile phone usage, office equipment, printing and reproduction costs, and associated office costs and expenses.  If the £1,450 GBP ($2,300 USD) received each month from Singapore Volition exceeds the costs and expenses incurred by Mining House, the excess funds are held by Mining House and applied to the following month’s costs and expenses.  If the costs and expenses incurred in a given month exceed the monthly fees paid by Singapore Volition, Singapore Volition shall pay the additional amount owing.  There is no written agreement by and between Mining House and Singapore Volition setting forth the terms of this arrangement.”

Certain Relationships and Related Party Transactions, page 58

3.

We reissue comment nine of our letter dated March 15, 2012. Please provide the disclosure for the time periods required by Instruction 2 to Item 404(d) of Regulation S-K. This would include disclosing the payments made in the fiscal year preceding the company’s last fiscal year, in addition to the last fiscal year. Lastly, please disclose the amount in the last transaction in this section in US dollars.

RESPONSE:  We have revised the Form 8-K/A and Form 10-KT as requested to provide the disclosure for the years ended December 31, 2010 and 2011.  Further, we have revised the last transaction in this section to disclose the amount of the transaction in US dollars.

Exhibits

4.

We reissue comment 10 of our letter dated March 15, 2012. Please file exhibit 10.08 in its entirety. We note that the exhibit refers to the disclosure letter and disclosure bundle. These supplemental materials are specifically referenced in the exhibit and are material to understanding the document. For instance, we note that the warranties are qualified by the facts and circumstances in the disclosure letter. Similarly, liability issues, intellectual property, contracts, property, etc. relate to disclosures in the disclosure letter and attached disclosure bundle.

RESPONSE:  Exhibit 10.08 refers to that certain Share Purchase Agreement (the “Purchase Agreement”) entered into by and between Singapore Volition and ValiRX PLC dated September 22, 2010 and subsequently amended on June 9, 2011 (the “Supplemental Agreement”).  The Purchase Agreement sets forth a plan of acquisition pursuant to which Singapore Volition shall acquire ValiBio SA through the purchase of 99.9% of the outstanding shares of ValiBio SA from ValiRX PLC.  As a result of the Purchase Agreement, ValiBio SA (now Belgian Volition) became a subsidiary of Singapore Volition.

As the Purchase Agreement is a plan of acquisition for the acquisition of ValiBio SA by Singapore Volition, we have revised the references to the Purchase Agreement and Supplemental Agreement from Material Contracts under subsection 10 of Item 601(b) of Regulation S-K to Plans of Acquisition under subsection 2 of Item 601(b).  Accordingly, the Purchase Agreement and Supplemental Agreement are now referenced in the Form 8-K/A and Form 10-KT as Exhibits 2.01 and Exhibit 2.02, respectively.  Further, according to Item 601(b)(2), schedules or attachments to a Plan of Acquisition shall not be filed with the plan, however, the plan shall contain a list briefly identifying the contents of all omitted schedules or attachments.  Therefore, we have collectively filed the Purchase Agreement and list identifying the contents of all omitted schedules or attachments (including the Disclosure Letter and Disclosure Bundle), as Exhibit 2.01 to the Form 8-K/A.  Upon request, the Company will furnish a copy of any omitted schedules or attachments to the Commission.

Form 10-K for Fiscal Year Ended December 31, 2011

5.

Please amend your Form 10-K to comply with the comments issued above on the Form 8-K, as applicable.

RESPONSE:  We have amended the Form 10-KT to comply with the comments issued on the Form 8-K/A, as applicable.

Forward Looking Statements, page 4

6.

We note on your statement that the Form 10-K includes forward-looking statements “within the meaning of” the Private Securities Litigation Reform Act of 1995. We also note similar disclosure in the MD&A section. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

•

delete any references to the Private Securities Litigation Reform Act; or

•

make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

RESPONSE:  We have revised the Form 8-K/A and Form 10-KT to delete any references to the Private Securities Litigation Reform Act.

Management’s Report on Internal Control over Financial Reporting, page 29

7.

In discussing your failure to maintain appropriate cash controls you state “[a]lternatively, the effects of poor cash controls were mitigated by the fact that the Company had limited transactions in their bank accounts.” Please explain this disclosure in greater detail, in light of your $347,892 cash balance at December 31, 2011 and recent equity financing transactions.

RESPONSE:  We have revised the Filing on Page 30 to remove the reference to “limited transactions in their bank accounts” and to include the following language:

“We did not maintain appropriate cash controls – As of December 31, 2011, the Company has not maintained sufficient internal controls over financial reporting for the cash process, including failure to segregate cash handling and accounting functions, and did not require dual signature on the Company’s bank accounts.”

Executive Compensation, page 40

8.

We note that the Summary Compensation Table, the Outstanding Equity Awards Table, and the Director Compensation Table as provided in the Form 10-K is different from the same period covered by the tables in the Form 8-K. Please reconcile.

RESPONSE:  The Summary Compensation Table, Outstanding Equity Awards Table, and Director Compensation Table in the Form 8-K/A each included a footnote indicating that the information disclosed in such tables was as of September 30, 2011, as the financial statements for the year ended December 31, 2011 were not completed at the time the Form 8-K/A was filed.  We have since amended the tables in the Form 8-K/A to update the information as of December 31, 2011.  Accordingly, the Summary Compensation Table, Outstanding Equity Awards Table, and Director Compensation Table for the Form 8-K/A and Form 10-KT are now identical.

Exhibits

9.

 Please file the interactive data exhibits required by Item 601(b)(101) of Regulation S-K or advise.

RESPONSE:  We have amended the Form 10-KT to file the interactive data exhibits, as requested.

Signatures

10.

Please amend to include the signatures of your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in their capacities as such.

RESPONSE:  We have amended the Form 10-KT as requested.

In connection with the Company’s responding to the comments set forth in the April 24, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

By: Cameron Reynolds

Title:  President, Chief Executive Officer and Director

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